May 24, 2012

VIA EDGAR

Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Infinity Cross Border Acquisition Corporation

Amendment No. 6 to Form S-l on Form F-1

Filed February 29, 2012

File No. 333-173575

Dear Mr. Dobbie:

Infinity Cross Border Acquisition Corporation (the “Company”, “it”, “we”, “us” or “our”), is electronically transmitting hereunder our response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission dated March 15, 2012, regarding the Amendment No. 6 to Form S-l on Form F-1 (the “Form S-l on Form F-1”) filed on February 29, 2012.

The Company hereby advises the Staff that it has restructured the initial public offering (“Offering”) by reducing the unit offering price to $8 per unit and increasing the number of offered units to 5 million; reducing the warrant exercise price to $7; removing the Company’s plan to purchase up to 15% of the publicly held ordinary shares; and including an obligation on the part of the Company’s sponsors (“Sponsors”) to purchase up to 40% of the warrants issued in the Company’s Offering (“Public Warrants”) pursuant to a 10b5-1 plan which will commence 61 days after the effective date of the Registration Statement through the earlier of the date of announcement by the Company of an initial business combination or until the maximum number of Public Warrants have been purchased; and including an obligation on the part of the Sponsors to purchase the balance of the outstanding Public Warrants in a tender offer which will commence after the Company’s announcement of an initial business combination.

General

1.	We note your response to our prior comment 1 regarding the application of NASDAQ IM-5101-2 to your offering structure. When available, please provide us with any documentation you receive from NASDAQ in support of your interpretation of 1M-51 01-2. To the extent your structure does not meet the applicable listing standards, please revise your document accordingly.

As indicated above, we have revised the Registration Statement to remove the Company’s plan to purchase up to 15% of the publicly held ordinary shares. Accordingly, we respectfully believe this comment is no longer applicable.

2.	Please explain how the proposed purchases of public shares by you as described on pages 12 through 14 will not have a manipulative effect on the post-offering marketplace for those securities. Specifically, the plan as proposed seems designed to create significant upward pressure on the market price for your securities in light of the presumed relatively sporadic trading of those securities. This would seem to result in purchasers of those securities in the secondary market paying elevated prices as compared to the natural market for those securities. How will the proposed plan avoid this effect?

The Company has deleted references to a repurchase plan by the Company and revised the Registration Statement accordingly. The Company acknowledges that the agreement by the Sponsors to purchase up to 40% of the Public Warrants prior to the Company’s announcement of an initial business combination pursuant to a 10b5-1 plan may have the effect of creating pressure on the market price of the Public Warrants. The Company has included disclosure in its Registration Statement that due to the relatively sporadic public trading of securities of similarly structured blank check companies, it is unlikely that the Sponsors would be able to make such purchases under the safe harbor provided by Rule 10b-18 under the Exchange Act. Therefore, they do not intend to comply with Rule 10b-18 and may make purchases outside of the requirements of Rule 10b-18 as they see fit. This could result in a Public Warrants having an artificially high price in the post-offering marketplace. However, the purpose of the purchases is solely to provide a readily available market for Public Warrant holders wishing to sell their warrants prior to the announcement of an initial business combination where such market might not exist.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Stuart Neuhauser, Esq., at (212) 370-1300.

Very truly yours,

/s/ Mark Chess
Mark Chess

cc:	Via E-mail

Stuart Neuhauser, Esq.